UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)


                              Amtech Systems, Inc.
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                                (Name of Issuer)

                      Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    032332504
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                                 (CUSIP Number)

                                Steven N. Bronson
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                May 12, 2006
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 032332504                SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STEVEN N. BRONSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     AF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              194,849
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            194,849
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     194,849
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN
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

CUSIP No. 032332504                SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.01 par value ("Common Stock") of Amtech Systems, Inc. (the "Issuer"). The Issuer's principal executive office is located at 131 South Clark Drive, Tempe, Arizona, 85281. The Issuer has previously reported that as of May 3, 2006, the Issuer had 3,426,865 shares of Common Stock issued and outstanding.


Item 2.  Identity and Background.

     (a) This Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

     (c) Mr. Bronson is the President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan F/B/O Steven and Kimberly Bronson 100 Mill Plain Road, Danbury, Connecticut 06811 (the "Plan"). Additionally,
Mr. Bronson is the managing member of Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of Catalyst Fund, L.P., a Delaware limited partnership (the "Fund").

     (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     On May 12, 2005, Catalyst using its own funds executed the following open market transactions in the Issuer's Common Stock:

                                                   Number of      Price Per
Name               Trade Date      Buy or Sell       Shares         Share

Catalyst            5/12/2006         Buy             100            8.5
Catalyst            5/12/2006         Buy             500            8.5
Catalyst            5/12/2006         Buy             100           8.56
Catalyst            5/12/2006         Buy             100           8.47
Catalyst            5/12/2006         Sell           -901           8.65

See Item 5(c) below for additional transactions that were executed in the Sixty
(60) days preceding the filing of this Schedule 13D Amendment No. 1.


Item 4.  Purpose of Transaction.

     Mr. Bronson executed the transactions referenced herein for investment purposes. Mr. Bronson may, for his own account, Catalyst, the Plan or the Fund,
(i) increase or decrease his beneficial ownership in the securities of the Issuer, (ii) sell all or part of the beneficially owned securities of the Issuer in open market or privately negotiated sales or otherwise, or (iii) make further purchases of the securities of the Issuer through open market or privately negotiated transactions or otherwise.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

      (a)(b) Mr. Bronson, as the President of Catalyst, the trustee of the Plan and the managing member of the general partner of the Fund, may be deemed to beneficially own an aggregate of 194,849 shares of the Issuer's Common Stock, representing approximately 5.7% of the total shares of Common Stock issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include the 51,100 shares of Common Stock held by Catalyst, 7,300 shares of Common Stock held by the Plan and the 136,449 shares of Common Stock owned by the Fund. Mr. Bronson has sole voting and sole dispositive power with respect to the shares of Common Stock owned by Catalyst, the Plan and the Fund.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days or since the filing of his last Schedule 13D:

                                                   Number of      Price Per
Name               Trade Date      Buy or Sell       Shares         Share

The Fund           3/20/2006    Dividend received     3407              $0
The Fund           4/18/2006          Sell           -3375          $8.894
The Fund           4/24/2006          Sell           -1000           $8.75
The Fund           4/25/2006          Sell            -700            $8.7
The Fund           4/26/2006          Sell           -4582         $8.7299
The Fund           4/27/2006          Sell           -5000            $8.9
The Fund            5/3/2006          Sell           -3000         $9.0233
The Fund            5/4/2006          Sell           -2500            $9.1
The Fund            5/8/2006          Sell          -30151         $9.6391
The Fund            5/9/2006          Sell          -10000         $9.9536
The Fund           5/10/2006          Sell           -2900         $9.2903

                                                   Number of      Price Per
Name               Trade Date      Buy or Sell       Shares         Share

The Plan           3/23/2006          Buy             5000           $7.03
The Plan           3/24/2006          Buy             2300         $7.0009


Catalyst           3/14/2006          Buy                1           $7.65
Catalyst           3/14/2006          Buy              299           $7.65
Catalyst           3/14/2006          Buy              100           $7.65
Catalyst           3/14/2006          Buy              100           $7.64
Catalyst           3/14/2006          Buy              500           $7.61
Catalyst           3/17/2006          Buy              100           $7.91
Catalyst           3/21/2006          Buy                1           $7.29
Catalyst           3/21/2006          Buy              100           $7.22
Catalyst           3/22/2006          Buy             1000           $7.03
Catalyst           3/22/2006          Buy             1000            $7.1
Catalyst           3/22/2006          Buy              249            $7.4
Catalyst           3/22/2006          Buy              300           $7.27
Catalyst           3/23/2006          Buy              500           $7.08
Catalyst           3/23/2006          Sell            -300           $7.15
Catalyst           3/23/2006          Sell            -200           $7.11
Catalyst           3/24/2006          Buy              300            $7.1
Catalyst           3/24/2006          Buy              200           $7.15
Catalyst           3/30/2006          Buy              100           $7.42
Catalyst           3/30/2006          Buy              100           $7.38
Catalyst           3/30/2006          Buy              100            $7.4
Catalyst           3/30/2006          Buy              157           $7.35
Catalyst           3/30/2006          Buy               28           $7.39
Catalyst           3/30/2006          Buy               15           $7.39
Catalyst           3/30/2006          Buy              100           $7.37
Catalyst           3/30/2006          Buy              503           $7.25
Catalyst           3/30/2006          Buy              100            $7.2
Catalyst           3/30/2006          Buy              100           $7.21
Catalyst           3/30/2006          Buy              100           $7.35
Catalyst           3/30/2006          Buy              197           $7.35
Catalyst           3/30/2006          Sell            -600           $7.32
Catalyst           3/31/2006          Sell           -2200           $7.15
Catalyst            4/3/2006          Buy              200           $7.35
Catalyst            4/3/2006          Buy              100           $7.53
Catalyst            4/3/2006          Buy              100           $7.53
Catalyst            4/4/2006          Buy             1000           $7.38
Catalyst            4/4/2006          Buy              100            $7.6
Catalyst            4/4/2006          Buy              100           $7.63
Catalyst            4/4/2006          Sell           -1900            $7.5
Catalyst            4/7/2006          Buy             1000           $7.38
Catalyst            4/7/2006          Buy             1000           $7.45
Catalyst            4/7/2006          Sell            -400            $7.5
Catalyst            4/7/2006          Sell            -200            $7.5
Catalyst            4/7/2006          Sell            -100            $7.5
Catalyst            4/7/2006          Sell            -100            $7.5
Catalyst            4/7/2006          Sell            -200            $7.5

                                                   Number of      Price Per
Name               Trade Date      Buy or Sell       Shares         Share

Catalyst            4/7/2006          Sell            -100            $7.5
Catalyst            4/7/2006          Sell            -400            $7.5
Catalyst            4/7/2006          Sell            -200            $7.5
Catalyst            4/7/2006          Sell            -100            $7.5
Catalyst            4/7/2006          Sell            -200            $7.5
Catalyst           4/11/2006          Buy              500           $7.45
Catalyst           4/12/2006          Sell            -500           $7.74
Catalyst           4/13/2006          Sell            -800           $7.75
Catalyst           4/17/2006          Sell           -1000              $8
Catalyst           4/17/2006          Sell           -1000           $8.25
Catalyst           4/17/2006          Sell            -700            $8.1
Catalyst           4/18/2006          Sell           -2500            $8.7
Catalyst           4/18/2006          Sell           -2500           $8.51
Catalyst           4/18/2006          Sell           -2000           $8.29
Catalyst           4/18/2006          Sell           -2000           $8.41
Catalyst           4/18/2006          Sell           -1000           $8.25
Catalyst           4/20/2006          Buy              200           $8.24
Catalyst           4/20/2006          Buy              100           $8.25
Catalyst           4/20/2006          Buy              195           $8.26
Catalyst           4/20/2006          Buy              305           $8.26
Catalyst           4/20/2006          Buy              100           $8.26
Catalyst           4/20/2006          Buy              100           $8.26
Catalyst           4/20/2006          Buy              109           $8.26
Catalyst           4/20/2006          Buy              100           $8.26
Catalyst           4/20/2006          Buy               91           $8.27
Catalyst           4/20/2006          Buy              800           $8.25
Catalyst           4/20/2006          Buy              200           $8.25
Catalyst           4/20/2006          Buy              100           $8.11
Catalyst           4/20/2006          Buy              100           $8.17
Catalyst           4/20/2006          Buy              200           $8.28
Catalyst           4/20/2006          Buy              200           $8.28
Catalyst           4/20/2006          Buy              100           $8.28
Catalyst           4/20/2006          Buy               35           $8.31
Catalyst           4/20/2006          Buy              165            $8.3
Catalyst           4/20/2006          Buy             1000           $8.01
Catalyst           4/20/2006          Buy              525           $8.58
Catalyst           4/20/2006          Buy              475           $8.56
Catalyst           4/21/2006          Buy              200            $8.6
Catalyst           4/21/2006          Sell            -100            $8.7
Catalyst           4/21/2006          Sell            -100           $8.66
Catalyst           4/21/2006          Sell            -100           $8.66
Catalyst           4/21/2006          Sell            -100           $8.66
Catalyst           4/21/2006          Sell             -45           $8.58
Catalyst           4/21/2006          Sell            -100           $8.71
Catalyst           4/21/2006          Sell            -300           $8.71
Catalyst           4/21/2006          Sell            -200           $8.71
Catalyst           4/21/2006          Sell           -2000           $8.75
Catalyst           4/21/2006          Sell           -1055           $8.89
Catalyst           4/21/2006          Sell           -1000            $8.6
Catalyst           4/21/2006          Sell           -2000           $8.45
Catalyst           4/21/2006          Sell           -1200            $8.4
Catalyst           4/21/2006          Sell           -1000           $8.65

                                                   Number of      Price Per
Name               Trade Date      Buy or Sell       Shares         Share

Catalyst           4/21/2006          Sell           -1000           $8.55
Catalyst           4/27/2006          Buy              402            $8.7
Catalyst           4/28/2006          Buy              498            $8.7
Catalyst            5/9/2006          Buy                1            $9.5
Catalyst            5/9/2006          Buy              100           $9.95
Catalyst           5/10/2006          Buy              200           $9.12
Catalyst           5/10/2006          Sell            -200         $9.2903


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006

                                              Steven N. Bronson


                                              /s/ Steven N. Bronson
                                              ----------------------
                                              Steven N. Bronson




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).